SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F    X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL announces a codeshare agreement with Air Canada

São Paulo, March 11, 2015 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America, hereby announces to its shareholders and the market in general the signature of codeshare agreement with Air Canada. This partnership is still awaiting approval of Agência Nacional de Aviação Civil (ANAC) and Conselho Administrativo de Defesa Econômica (CADE).

"We have invested in partnership that provides ever-increasing benefits to our customers. The expansion of the partnership with Air Canada is precisely this, and it will also strengthen our presence in international markets,” said Ciro Camargo, head of alliances at GOL.

The two companies currently have an interline agreement that allows customers to make a single reservation for flights on both carriers.

The expansion of this partnership under the Codeshare agreement will initially allow Air Canada to include its code on flights operated by GOL, enabling its customers a greater number of connections to destinations between the companies.

It also provides for a Frequent Flyer Program Agreement which, when concluded, will allow the members of either loyalty program – Smiles from GOL and Aeroplan from Air Canada - the ability to accumulate and redeem miles on eligible flights operated by the two carriers.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 910 daily flights to 71 destinations, 15 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT AIR CANADA

Air Canada is Canada’s largest domestic and international airline serving more than 185 destinations on five continents.

Canada's flag carrier is among the 20 largest airlines in the world and in 2014 served more than 38 million customers. Air Canada provides scheduled passenger service directly to 61 Canadian cities, 50 destinations in the United States and 78 cities in Europe, the Middle East, Asia, Australia, the Caribbean, Mexico and South America. Air Canada is a founding member of Star Alliance, the world's most comprehensive air transportation network serving 1,321 airports in 193 countries. Air Canada is the only international network carrier in North America to receive a Four-Star ranking according to independent U.K. research firm Skytrax. In 2014, Air Canada was ranked for a fifth consecutive year “Best Airline in North America” in a worldwide survey of more than 18 million airline passengers conducted by Skytrax. For more information on Air Canada visit aircanada.com, follow @AirCanada on Twitter and join Air Canada on Facebook.

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GOL Linhas Aéreas Inteligentes S.A

GOL announces a codeshare agreement with Air Canada

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto

Name: Edmar Prado Lopes Neto
Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.